SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-38866

Tufin Software Technologies Ltd.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 13, 2019, Tufin Software Technologies Ltd. (the “Company”) issued a press release entitled “Tufin Announces Strong First Quarter 2019 Results.” A copy of this press release is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in (i) the consolidated balance sheets, (ii) the consolidated statements of operations and (iii) the consolidated statement of cash flows  included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-231985).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

Date: June 13, 2019	By:	/s/ Reuven Kitov
Reuven Kitov
CEO & Chairman of the Board of Directors

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EXHIBIT INDEX

Exhibit	Description

99.1	Press release entitled “Tufin Announces Strong First Quarter 2019 Results”

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